UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number:  001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant’s name into English)

Star Bulk Carriers Corp. c/o Star Bulk Management Inc. 40 Agiou Konstantinou Street, 15124 Maroussi, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Star Bulk Carriers Corp. (the “Company”) dated August 10, 2011: Star Bulk Carriers Corp. Reports Financial Results for the Second Quarter and First Half 2011 and Declares Quarterly Dividend of $0.05 Per Share.

This report on Form 6-K, except for the sections entitled " Spyros Capralos, President and CEO of Star Bulk, commented" and "George Syllantavos, Chief Financial Officer of Star Bulk, commented," is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-153304) that was filed with the U.S. Securities and Exchange Commission ("Commission") with an effective date of November 3, 2008, and the Company's registration statement on Form F-3 (File No. 333-156843) that was filed with the Commission with an effective date of February 17, 2009.

Exhibit 1

STAR BULK CARRIERS CORP. REPORTS FINANCIAL RESULTS
FOR THE SECOND QUARTER AND FIRST HALF 2011AND DECLARES QUARTERLY DIVIDEND OF $0.05 PER SHARE

ATHENS, GREECE,  August 10, 2011 – Star Bulk Carriers Corp. (the "Company" or "Star Bulk") (Nasdaq: SBLK),a global shipping company focusing on the transportation of drybulk cargoes, today announced that its Board of Directors declared a cash dividend of $0.05 per outstanding share of the Company's common stock for the three months ending June 30, 2011. The dividend is payable on or about August 31, 2011, to shareholders of record as of August 25, 2011. The Company also announced today its unaudited financial and operating results for the second quarter and first half 2011.

Spyros Capralos, President and CEO of Star Bulk, commented: "Despite the weak dry bulk market environment in the second quarter of 2011, we are pleased to report a profit of $0.03 per share and declare our ninth consecutive quarterly dividend of $0.05 per share. Our long term fleet employment coverage continues to our benefit, as we have secured charter coverage for 84% of our operating days in 2011.

We believe that Star Bulk is a financially sound company with a healthy balance sheet that allows us to successfully manage our debt payments, focus on our growth strategy and reward shareholders, once more, with a quarterly dividend. Our current compliance with all covenants underour loan facilities supports our financial health.

The recent secondary offering has strengthened Star Bulk in this turbulent environment. The delivery of one Capesize vessel in July 2011 and the scheduled delivery of the three additional Capesize vessels in the second half of 2011is expected to enhance our revenue and cash flow. Despite the current challenging market conditions, due to the order book in the dry bulk sector, our long term view remains positive. Therefore, we believe we will be able to further grow our Company, by taking advantage of the falling asset values in a distressed market and create value for our shareholders."

George Syllantavos, Chief Financial Officer of Star Bulk, commented: "As of today, our outstanding debt amounts to $257 million with our principal repayment commitments for 2011 reduced substantially compared to last year since our loan repayment schedules were intentionally designed to be front-loaded during the period of historically high charter rates. Specifically, while during 2010 our loan repayments were $68 million, our repayment commitments for 2011, 2012, and 2013 have been reduced to $36 million, of which $21 million has been paid to date, $38 million, and $36 million, respectively. We have no exposure to interest rate swaps, which has allowed us to take the full benefit of the prevailing low interest rate environment. We experienced an increase of $3.3 million in our voyage expenses during the second quarter 2011 compared to the same period of last year due to expenses related to a shipment under a Contract of Affreightment. We currently have cash of $52 million that allows us to meet our repayment obligations, fund capital expenditures in the amount of $7 million for the Star Mega and pay our ninth consecutive quarterly dividend demonstrating our continued commitment to reward our shareholders."

Fleet Profile (As of August 10 2011)

Vessel Name	Type	DWT	Year Built
Star Aurora	Capesize	171,199	2000
Star Big (1)	Capesize	168,431	1996
Star Sigma	Capesize	184,403	1991
Star Ypsilon	Capesize	150,940	1991
Star Cosmo	Supramax	52,247	2005
Star Delta	Supramax	52,434	2000
Star Epsilon	Supramax	52,402	2001
Star Gamma	Supramax	53,098	2002
Star Kappa	Supramax	52,055	2001
Star Omicron	Supramax	53,489	2005
Star Theta	Supramax	52,425	2003
Star Zeta	Supramax	52,994	2003
Vessel to be acquired:
Star Mega (1)	Capesize	170,631	1994

Newbuildings :
VesselName	Type	DWT	Expected Delivery Date
Star Borealis	Capesize	180,000	Sept-2011
Star Polaris	Capesize	180,000	Nov-2011

Total	15	1,626,748

(1)

On May 12, 2011, we entered into an agreement with Donatus Marine Inc., a company minority-owned by family members of our Chairman, to acquire a 1996-built Capesize vessel, the Star Big (ex- Big Fish) along with its long-term time charter, for an aggregate purchase price of $27.8 million. Star Big is under a long-term time charter with a multinational mining company at a rate of $25,000 per day until December 2015. The vessel was delivered to us on July 26, 2011. On the same date, we also entered into an agreement with Barrington Corporation, a company minority-owned by family members of our Chairman, to acquire a 1994-built Capesize vessel, the Star Mega (ex-Megalodon), along with its long-term time charter, for an aggregate purchase price of $23.7 million. Star Megais under a long-term time charter with a multinational mining company at a rate of $24,500 per day until August 2014 at the earliest and expected to be delivered to us by August 31, 2011.

Second Quarter 2011and 2010Results

For the quarter ended June 30, 2011, total revenues amounted to $22.7 million compared to $30.0million for the quarter ended June 30, 2010. This decrease was mainly due to lower charter rates for some of our vessels.  Operating income amounted to $2.4 million for the quarter ended June 30, 2011 compared to operating profit of $7.3 million for the quarter ended June 30, 2010.  Net income for the second quarter of 2011 amounted to $1.7 million or $0.03 earnings per share calculated on 63,364,120and 63,466,580weighted average number of shares, basic and diluted, respectively. Net income for the second quarter of 2010 amounted to $6.0 million or $0.10earningsper share calculated on 61,055,907 and 61,191,174 weighted average numbers of shares, basic and diluted, respectively.

The second quarter of 2011 net income figure includes a non-cash item, relating to the amortization of stock based compensation recognized in connection with the restricted shares issued to directors and employees, amounting to $0.5 million of expenses.

Excluding this non-cash item, net income for the second quarter of 2011 would amount to $2.2 million or $0.03 earnings per basic and diluted share.

The second quarter of2010 netincomefigure includes the following non-cash items:

•

Net revenue of $0.3 million or $0.005 per basic and diluted share, representing amortization of fair value of below market acquired time charters, attached to vessels acquired, over the remaining period of the time charter into revenue.

•

Expenses of $1.7million or $0.03 per basic and diluted share, relating to the amortization of stock based compensation recognized in connection with the unvested restricted shares issued to directors and employees.

•

An unrealized gain of $0.2 million,or $0.003 per basic and diluted share, associated with the mark-to-market valuation of the Company's derivatives.

Excluding these non-cash items, net income for the second quarter of 2010 would amount to $7.2 million or $0.12 earnings per basic and diluted share.

Adjusted EBITDA for the second quarter 2011 and 2010 excluding the above items was $15.1 million and $20.0 million, respectively. A reconciliation of EBITDA and adjusted EBITDA to net cash provided by cash flows from operating activities is set forth below.

An average of 11.0vessels were owned and operated during the second quarter of 2011 and 2010, earning an average Time Charter Equivalent, or TCE, rate of $18,664 per day and $28,636per day, respectively.  We refer you to the information under the heading "Summary of Selected Data" later in this earnings release for further information regarding our calculation of TCE rates.

For the quarter ended June 30, 2011 operating expenses and dry-docking expenses totaled $6.1 million compared to $5.7 million for the same period of 2010.

Voyage expenses increased by $3.3 million to $4.4 million for the quarter ended June 30, 2011 compared to $1.1 million for the quarter ended June 30, 2010.This increase is mainly due to expenses related to a shipment under a Contract of Affreightment (COA) while one of our own vessels was under a COA, during the same period of 2010.The revenue earned from the respective COA, for the quarter ended June 30, 2011, amounted to $3.5 million.

Depreciation expense increased to $12.1 million for the quarter ended June 30, 2011 compared to $11.5million for the quarter ended June 30, 2010, due to the fact that the vessel Star Betawasclassified as held for sale during the first quarter of 2010.

General and administrative expenses for the quarter ended June 30, 2011 decreased to $2.9 million, compared to $3.2 million for the same period in 2010. This decrease is mainly due to a lower stock-based compensation expense in the second quarter of 2011, amounted to $0.6 million, compared to $1.7 million, for the same period in 2010. Also in the general and administrative expenses for the quarter ended June 30, 2011 included an amount of $0.5 million, regarding the non-recurring severance payment to our Chief Financial Officer (CFO), who will resign as of our CFO and from our Board of Directors as of August 31, 2011, pursuant to his employment and consultancy agreements with the Company.

The second quarter2011 includes non-recurring revenue of $5.1 million from the settlement of a claim.

First Half 2011and 2010Results

For the first half of 2011, total revenues amounted to $52.2 million compared to $59.3 million for the first half of 2010. This decrease was mainly due to lower charter rates for some of our vessels during 2011 compared to same period of 2010. Operating income amounted to $5.1 million for the first half of 2011 compared to an operating loss of $24.2 million for the first half of 2010. Net income for the first half of 2011 amounted to $3.4 million representing $0.05earnings per basic and diluted share calculated on 63,364,120 and 63,438,838 weighted average number of shares, basic and diluted, respectively. Net loss for the first half of 2010 amounted to $27.0 million representing $0.44loss per share calculated on 61,052,850 weighted average number of shares, basic and diluted.

The first half 2011net income figure includes the following non-cash items:

•

An increase of revenue of $0.5 million or $0.008 per basic and diluted share, representing write off of remaining balance of deferred revenue related to fair value of below market acquired time charters attached to vessels acquired due to early redelivery of vessel Star Cosmo by its charterers, of which $0.2 million is included under Voyage revenue and $0.3 million is included under Other operational gain.

•

Expenses of $0.6 million or $0.01 per basic and diluted share, relating to the amortization of stock based compensation recognized in connection with the restricted shares issued to directors and employees.

Excluding these items from net income for the first half of 2011 would amount to $3.5 million or $0.06 earnings per basic and diluted share.

The first half of 2010net loss figure includes the following non-cash items:

•

Impairment loss of $33.0 million or $0.54 per basic and diluted share, in connection with the sale of the vessel Star Beta.

•

An increase of revenue of $0.7 million or $0.01 per basic and diluted share, representing amortization of fair value of below market acquired time charters, attached to vessels acquired, over the remaining period of the time charter into revenue.

•

Expenses of $2.5 million or $0.04 per basic and diluted share, relating to the amortization of stock based compensation recognized in connection with the restricted shares issued to directors and employees.

•

An unrealized loss of $0.2million or $0.003 per basic and diluted share, associated with the mark-to-market valuation of the Company's derivatives.

Excluding these items from net income for the first half of 2010 would amount to $8.0 million or $0.13 earnings per basic and diluted share.

Adjusted EBITDA for six months ended June 30, 2011 and 2010was $29.0 million and $33.8 million respectively.A reconciliation of EBITDA and adjusted EBITDA to net cash provided by cash flows from operating activities is set forth below.

An average of 11.0 vessels were owned and operated during the six months period ended June 30, 2011 and 2010, earning an average TCE rate of $20,943 and $27,291per day, respectively.  We refer you to the information under the heading "Summary of Selected Data" later in this earnings release for further information regarding our calculation of TCE rates.

Total expenses, amounted to $54.1 million for the six months period ended June 30, 2011 compared to $48.5million for the six months period ended June30, 2010.Vessel operating expenses and drydocking expenses totaled to $12.0 million for the first half of 2011 compared to $12.4million for the same period in 2010.

Voyage expenses increased by $6.0 million to $11.0 million for the quarter ended June 30, 2011 compared to $5.0 million for the quarter ended June 30, 2010.This increase is mainly due to expenses related to two shipments under a Contract of Affreightment (COA).The revenue earned from the respective COA, for the 6 months period ended June 30, 2011, amounted to $9.5 million. Depreciation expense increased to $24.0 million for the six months period ended June 30, 2011 compared to $23.0million for the six months period ended June 30, 2010, due to the fact that the vessel Star Betawasclassified as held for sale during the first quarter of 2010.

General and administrative expenses were $7.0 million during the first half of 2011compared to $5.7 million during the first half of 2010, respectively. The increase in general and administrative expenses in six months period ended June 30, 2011 is mainly due to the non-recurring severance payment to our former Chief Executive Officer and President and to our CFO who will resign as our CFO and from our Board of Directors as of August 31, 2011,pursuant to the terms of their employment and consultancy agreements with the Company, totaling to $2.9 million.

Liquidity and Capital Resources

Cash Flows

Net cash provided by operating activities for the six months ended June 30, 2011 and 2010, was $24.6million and $33.3 million, respectively. Cash flows generated by the operation of our fleet decreased mainly due to lower average TCE rates, (a non- US GAAP measure representing time charter equivalent daily cash rates earned from chartering of the Company's vessel) as a result of the decline in the drybulk vessel shipping industry. For the six months period ended June 30, 2011 the Company earned $20,943 TCE rate per day compared to $27,291 TCE rate per day for the six months period ended June 30, 2010. In addition we paid a non-recurring severance to the former Chief Executive Officer during the six months period ended June 30, 2011.

Net cash used in investing activities for the six months ended June 30, 2011and 2010was $34.8 million and $27.3 million, respectively. Net cash used in investing activities for the six months ended June 30, 2011, consisted of $33.5 million concerning installments related to the Company's two newbuildings and $5.2 million related to 10% advance given for the acquisition of vessels Star Big, which was delivered to the Company on July 26, 2011 and Star Mega which is expected to be delivered by August 31, 2011, offset by a net decrease in restricted cash amounting to $3.1 million and insurance proceeds amounting to $0.8 million.Net cash used in investing activities for the six months period ended June 30, 2010, was primarily due to the 20% advance given for the vessel Star Aurora, that was delivered to the Company in September 2010, amounting to $8.5 million plus 20% installments related to each of our two newbuildings amounting to $21.5 million in aggregate and offset by a decrease in restricted cash amounting to $2.6 million and insurance proceeds amounting to $0.1 million.

Net cash provided by/(used in)financing activities for the six months ended June 30, 2011 and 2010was $4.8million and ($38.6)million respectively. For the six months ended June 30, 2011, net cash provided by financing activities consisted of loan installment payments amounting to $20.3 million, cash dividend payments of $6.4 million, financing fees amounting to $0.6 million offset by proceeds from the new loan facility amounting to $32.1 million which relates to the acquisition of the Company's two newbuildings.For the six month ended June 30, 2010, net cash used in financing activities consisted of loan installment payments amounting to $32.2 million, cash dividend payments of $6.2 million and financing fees amounting $0.2 million.

Summary of Selected Data

(TCE rates expressed in U.S. dollars)
	3 months ended	3 months ended
	June 30, 2010	June 30, 2011
Average number of vessels(1)	11.0	11.0
Number of vessels (as of the last day of the periods reported)	11	11
Average age of operational fleet (in years) (2)	10.5	10.9
Ownership days (3)	1,001	1,001
Available days (4)	1,001	989
Voyage days for fleet (5)	996	980
Fleet utilization (6)	99.5%	99.1%
Average per-day TCE rate (7)	$28,636	$18,664

	6 months ended	6 months ended
	June 30, 2010	June 30, 2011
Average number of vessels(1)	11.0	11.0
Number of vessels (as of the last day of the periods reported)	11	11
Average age of operational fleet (in years) (2)	10.5	10.9
Ownership days (3)	1,991	1,991
Available days (4)	1,970	1,967
Voyage days for fleet (5)	1,963	1,957
Fleet utilization (6)	99.6%	99.5%
Average per-day TCE rate (7)	$27,291	$20,943

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Average age of operational fleet is calculated as at June 30, 2010 and 2011, respectively.

(3) Ownership days are the total calendar days each vessel in the fleet was owned by Star Bulk for the relevant period.

(4) Available days for the fleet are the ownership days after subtracting for off-hire days with major repairs, dry-docking or special or intermediate surveys or transfer of ownership.

(5) Voyage days are the total days the vessels were in our possession for the relevant period after subtracting all off-hire days incurred for any reason (including off-hire for dry-docking, major repairs, special or intermediate surveys).

(6) Fleet utilization is calculated by dividing voyage days by available days for the relevant period and takes into account the dry-docking periods.

(7) Represents the weighted average per-day TCE rates, of our entire fleet. TCE rate is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses and amortization of fair value of above/below market acquired time charter agreements) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We included TCE revenues, a non- GAAP measure, as it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE rate is also included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods and because we believe that it presents useful information to investors.

Unaudited Consolidated Condensed Statement of Operations

(Expressed in thousands of U.S. dollars except for share and per share data)	3 months ended June 30, 2010	3 months ended June 30, 2011	6 months ended June 30, 2010	6 months ended June 30, 2011

Revenues:	29,991	22,678	59,270	52,185
Expenses:
Voyage expenses	(1,131)	(4,387)	(5,023)	(11,021)
Vessel operating expenses	(5,274)	(5,553)	(10,896)	(10,671)
Drydocking expenses	(429)	(517)	(1,501)	(1,358)
Depreciation	(11,454)	(12,069)	(23,034)	(24,009)
Management fees	(40)	-	(81)	(54)
Gain/(loss) on derivative instruments	84	21	(2,331)	21
General and administrative expenses	(3,234)	(2,858)	(5,673)	(7,014)
Total expenses	(21,478)	(25,363)	(48,539)	(54,106)

Vessel impairment loss	(1,215)	-	(34,947)	-
Other operational gain	-	5,125	-	6,996

Operating income /(loss)	7,298	2,440	(24,216)	5,075

Interest and finance costs	(1,456)	(922)	(3,118)	(2,041)
Interest income	141	184	300	346
Total other expenses, net	(1,315)	(738)	(2,818)	(1,695)

Net income / (loss)	5,983	1,702	(27,034)	3,380

Earnings/ (loss) per share, basic	0.10	0.03	(0.44)	0.05
Earnings /(loss) per share, diluted	0.10	0.03	(0.44)	0.05
Weighted average number of shares outstanding, basic	61,055,907	63,364,120	61,052,850	63,364,120
Weighted average number of shares outstanding, diluted	61,191,174	63,466,580	61,052,850	63,438,838

Unaudited Consolidated Condensed Balance Sheets (Expressed in thousands of U.S. dollars)
ASSETS	December 31, 2010	June 30, 2011
Cash and restricted cash	14,374	7,931
Other current assets	9,544	10,894
TOTAL CURRENT ASSETS	23,918	18,825

Fixed assets, net	654,290	669,039

Restricted cash	24,020	22,020
Other non-current assets	1,022	1,421
TOTAL ASSETS	703,250	711,305

Current portion of long-term debt	33,785	30,854
Other current liabilities	9,450	8,609
TOTAL CURRENT LIABILITIES	43,235	39,463

Long-term debt	171,044	185,721
Other non-current liabilities	719	217
TOTAL LIABILITIES	214,998	225,401

STOCKHOLDERS' EQUITY	488,252	485,904

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	703,250	711,305

Unaudited Cash Flow Data

(Expressed in thousands of U.S. dollars)	6 months ended June 30, 2010	6 months ended June 30, 2011

Net cash provided by operating activities	33,303	24,580

Net cash (used in) investing activities	(27,346)	(34,847)

Net cash (used in) / provided by financing activities	(38,570)	4,760

EBITDA and adjusted EBITDA Reconciliation

Star Bulk considers EBITDA to represent net income before interest, income taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by the Generally Accepted Accounting Principles in the United States, ("U.S. GAAP"), and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its liquidity position it is used by our lenders as a measure of our compliance with certain loan covenants and because the Company believes that it presents useful information to investors regarding the Company's ability to service and/or incur indebtedness.

The Company excluded amortization of the fair value of above/below market acquired time charters associated with time charters attached to vessels acquired, vessel impairment loss, non-cash gain or loss related to early time charter termination , change in fair value of derivatives and stock -based compensation expense recognized during the period, to derive adjusted EBITDA. The Company excluded the above non-cash items to derive adjusted EBITDA because the Company believes that these non-cash items do not reflect the operational cash inflows and outflows of the Company's fleet.

The following table reconciles net cash provided by operating activities to EBITDA and adjusted EBITDA:

(Expressed in thousands of U.S. dollars	3 months ended June 30, 2010	3 months ended June 30, 2011	6 months ended June 30, 2010	6 months ended June 30, 2011
Net cash provided by operating activities	20,168	15,086		33,303 24,580
Net (decrease)/increase in current assets	(2,121)	(3,170)	(4,028)	2,011
Net decrease in operating liabilities, excluding current portion of long term debt	1,737	2,267	3,673	621
Amortization of fair value of above/below market acquired time charter agreements	339	-	674	179
Vessel impairment loss	(1,031)	-	(34,763)	-
Other non-cash charges	(1)	(7)	(7)	(5)
Amortization of deferred finance charges	(83)	(80)	(169)	(157)
Stock – based compensation	(1,733)	(516)	(2,515)	(628)
Change in fair value of derivatives	162	(49)	(168)	(49)
Non-cash gain on time charter agreement termination	-	-	-	597
Net Interest expense	1,315	738	2,818	1,695
Gain from Hull & Machinery claim received	-	240	-	240
EBITDA	18,752	14,509	(1,182)	29,084
Less:
Amortization of fair value of above/below market acquired time charter agreements	(339)	-	(674)	(179)
Change in fair value of derivatives	(162)	-	-	-
Non-cash gain on time charter agreement termination	-	-	-	(597)
Plus:

Stock – based compensation	1,733	516	2,515	628

Vessel impairment loss	-	-	33,000	-
Change in fair value of derivatives	-	49	168	49
Adjusted EBITDA	19,984	15,074	33,827	28,985

Conference Call details:

Star Bulk's management team will host a conference call to discuss the Company's financial results today, August 10 at 11 a.m., Eastern Standard Time (EDT).

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "Star Bulk."

A replay of the conference call will be available until August 10, 2011. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 3128607#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Star Bulk website (www.starbulk.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks such as bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece. Its common stock trades on the Nasdaq Global Market under the symbol "SBLK". Currently, Star Bulk has an operating fleet of twelve dry bulk carriers with definitive agreements to buy one Capesize vessel as well as to build two Capesize vessels. The total fleet consists of seven Capesize, and eight Supramax dry bulk vessels with a combined cargo carrying capacity of 1,626,748 deadweight tons. The average age of our current operating fleet is 11.3 years.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Company's management of historical operating trends, data contained in its records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts:

Company:

George Syllantavos

CFO

Star Bulk Carriers Corp.

c/o Star Bulk Management Inc.
40 Ag. Konstantinou Av.
Maroussi 15124
Athens, Greece
www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: starbulk@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.
(Registrant)

Date: August 10, 2011	By:	/s/ SPYROS CAPRALOS
	Name:	Spyros Capralos
	Title:	Chief Executive Officer and President